# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kestra Medical Technologies, Ltd., CIK 0001877184
CUSIP: G52441105
Title of class of securities: Common Shares, par value $1.00 per share
Address of issuer's principal executive offices: 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington (WA), 98003
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001873032

## Reporting persons
- Endeavour Medtech Growth II LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,646,899; sole dispositive power 0; shared dispositive power 989,574; aggregate amount beneficially owned 2,646,899 (5.2% of the class)
  Comment: The percent of class is calculated based upon 51,348,656 Common Shares outstanding as of April 17, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on April 17, 2025.
- Endeavour Medtech Growth II Parallel LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,646,899; sole dispositive power 0; shared dispositive power 989,574; aggregate amount beneficially owned 2,646,899 (5.2% of the class)
  Comment: The percent of class is calculated based upon 51,348,656 Common Shares outstanding as of April 17, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on April 17, 2025.
- Endeavour Medtech II GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,646,899; sole dispositive power 0; shared dispositive power 989,574; aggregate amount beneficially owned 2,646,899 (5.2% of the class)
  Comment: The percent of class is calculated based upon 51,348,656 Common Shares outstanding as of April 17, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on April 17, 2025.

## Item 1. Issuer
Name of issuer: Kestra Medical Technologies, Ltd.
Address of issuer's principal executive offices: 3933 Lake Washington BLVD NE, Suite 200, Kirkland, WA 98003

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
(i) Endeavour Medtech Growth II LP
(ii) Endeavour Medtech Growth II Parallel LP
(iii) Endeavour Medtech II GP Limited
Address of principal business office or, if none, residence: The address and principal business address of each of the Reporting Persons is P.O. Box 656, East Wing Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3PP.
Citizenship: Endeavour Medtech Growth II LP is a Guernsey limited partnership. Endeavour Medtech Growth II Parallel LP is a Guernsey limited partnership. Endeavour Medtech II GP Limited is a Guernsey company limited by shares.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
972,077 Common Shares are held of record by Endeavour Medtech Growth II LP and 1,628,023 Common Shares are indirectly held by Endeavour Medtech Growth II LP through West Affum Holdings, L.P., which Endeavour Medtech Growth II LP is entitled to receive, calculated for the purposes of this Statement based on the liquidation value of West Affum Holdings, L.P. immediately following the initial public offering of the Issuer, pursuant to an agreement between West Afum Holdings, L.P. and its partners to distribute Common Shares of the Issuer held by West Affum Holdings, L.P. to its partners approximately nine months after the consummation of the Issuer's initial public offering (the "Post-IPO Distribution").

17,497 Common Shares are held of record by Endeavour Medtech Growth II Parallel LP and 29,302 Common Shares are indirectly held by Endeavour Medtech Growth II Parallel LP through West Affum Holdings, L.P., which Endeavour Medtech Growth II Parallel LP is entitled to receive in connection with the Post-IPO Distribution, calculated for the purposes of this Statement based on the liquidation value of West Affum Holdings, L.P. immediately following the initial public offering of the Issuer. The actual number of Common Shares that Endeavour Medtech Growth II LP and Endeavour Medtech Growth II Parallel LP will be entitled to receive pursuant to the Post-IPO Distribution will be determined in reference to the liquidation value of West Affum Holdings, L.P. at the time of the Post-IPO Distribution.

Endeavour Medtech II GP Limited is the general partner of Endeavour Medtech Growth II LP and Endeavour Medtech Growth II Parallel LP.

West Affum Holdings, L.P. holds Common Shares for the benefit of holders of its common units, including Endeavour Medtech Growth II LP and Endeavour Medtech Growth II Parallel LP, until the time such Common Shares are distributed to the holders of its common units pursuant to the Post-IPO Distribution. The Reporting Persons disclaim beneficial ownership of the Common Shares held by West Affum Holdings, L.P. on behalf of third-party holders of common units of West Affum Holdings, L.P. The Reporting Persons have the right to direct the votes of, but do not have dispositive power over, the Common Shares indirectly held by the Reporting Persons through West Affum Holdings, L.P.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Due to the relationships between them, the Reporting Persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Endeavour Medtech Growth II LP: /s/ Nick Barton, Nick Barton, Director of Endeavour Medtech II GP Limited, its General Partner (05/15/2025)
- Endeavour Medtech Growth II Parallel LP: /s/ Nick Barton, Nick Barton, Director of Endeavour Medtech II GP Limited, its General Partner (05/15/2025)
- Endeavour Medtech II GP Limited: /s/ Nick Barton, Nick Barton, Director (05/15/2025)
Comment: Exhibit A
Joint Filing Agreement, dated as of May 15, 2025